Reset IV Inc.



ANNUAL REPORT

9501 Hillwood Drive, Second Floor

Las Vegas, NV 89134

(702) 800-5735

www.resetiv.com

This Annual Report is dated June 16, 2023.

BUSINESS

Reset IV, Inc. (Delaware) (also referred to as "we", "us", "our", or "Company") was formed under the state laws of Delaware, to operate as the parent company to the Reset IV brand.

We are an on-demand, mobile infusion company. We allow people to order infusion services from our website or by phone. We dispatch medical professionals to customers' homes, hotel rooms, offices, etc. Our clientele includes a vast array of customers, from the average "Joe" to the ultra-wealthy, including celebrities.

Although Reset IV, Inc. is involved in healthcare delivery, it is not owned by a physician. Since each state has its own Corporate Practice of Medicine Laws, the corporate structure and relationship of Reset IV and between its healthcare partners vary by state.

In California, Maryland, Nevada, Texas, Virginia, and Washington, D.C., states that have Corporate Practice of Medicine laws, the Reset IV entities act as a management company in the form of a Management Services Organization ("MSO") for the medical company (the PLLC owned by a physician), providing HR services, marketing services, accounting services, and other management related services. All the nurses, nurse practitioners, and other medical personnel work for the medical company and all medical services are carried out by the medical company. In addition, all fees from clients are collected by and paid to the medical company. In these states, the MSO collects a management fee from the medical company as a percentage of net revenue collected.

In Florida (where the Corporate Practice of Medicine allows for it), Reset IV is the sole entity and all medical personnel work for Reset IV. Reset IV collects 100% of sales revenue and pays 100% of expenses.

The ownership structure of the Reset IV subsidiaries is as follows:

California: 99.5% owned by Reset IV, Inc.
Florida: 99.0% owned by Reset IV, Inc.
Maryland: 100.0% owned by Reset IV, Inc.
Nevada: 93.0% owned by Reset IV, Inc.
Texas: 100.0% owned by Reset IV, Inc.
Virginia: 100.0% owned by Reset IV, Inc.
Washington, D.C.: 100.0% owned by Reset IV, Inc.

Reset IV, Inc. owns the Reset IV trademarked brand, as well as the website and other brand assets. The parent company also manages the operations of the Reset IV subsidiaries including California, Florida, Maryland, Nevada, Texas, Virginia, and Washington, D.C. In exchange for the rights to use the Reset IV brand assets, and as payment for managing its operations, each Reset IV state subsidiary pays a monthly management fee to Reset IV, Inc.

Previous Offerings

• Name: Reset IV, Inc (Delaware) Common Stock
Type of security sold: Equity
Final amount sold: $7,130
Number of Securities Sold: 2,288,618
Use of proceeds: Organizational expenses, start-up costs, and general operating expenses for Reset IV, Inc. (Delaware)
Date: December 31, 2017
Offering exemption relied upon: Section 4(a)(2)

• Name: Reset IV, Inc (Delaware) Common Stock
Type of security sold: Equity
Final amount sold: $7,332
Number of Securities Sold: 2,353,643
Use of proceeds: Operating expenses for Reset IV, Inc. (Delaware)
Date: December 31, 2018
Offering exemption relied upon: Section 4(a)(2)

• Name: Reset IV, Inc (Delaware) Common Stock
Type of security sold: Equity
Final amount sold: $15,538
Number of Securities Sold: 4,987,739
Use of proceeds: Operating expenses for Reset IV, Inc. (Delaware)

Date: December 31, 2019
Offering exemption relied upon: Section 4(a)(2)

• Name: Reset IV, LLC (Nevada) Membership Interest
Type of security sold: Equity
Final amount sold: $134
Number of Securities Sold: 134
Use of proceeds: Organizational expenses for Reset IV, LLC (Nevada)
Date: December 31, 2017
Offering exemption relied upon: Section 4(a)(2)

• Name: Reset IV, LLC (Nevada) Membership Interest
Type of security sold: Equity
Final amount sold: $6,319
Number of Securities Sold: 6,319
Use of proceeds: Operating expenses for Reset IV, LLC (Nevada)
Date: December 31, 2018
Offering exemption relied upon: Section 4(a)(2)

• Name: Reset IV, LLC (Nevada) Membership Interest
Type of security sold: Equity
Final amount sold: $231
Number of Securities Sold: 231
Use of proceeds: Operating expenses for Reset IV, LLC (Nevada)
Date: December 31, 2019
Offering exemption relied upon: Section 4(a)(2)

• Name: Reset IV, LLC (Florida) Membership Interest
Type of security sold: Equity
Final amount sold: $100
Number of Securities Sold: 100
Use of proceeds: Organizational expenses for Reset IV, LLC (Florida)
Date: December 31, 2018
Offering exemption relied upon: Section 4(a)(2)

• Name: Reset IV, LLC (California) Membership Interest
Type of security sold: Equity
Final amount sold: $5,025
Number of Securities Sold: 5,025
Use of proceeds: Organizational expenses for Reset IV, LLC (California)
Date: December 31, 2019
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation
Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

• Circumstances that led to the performance of financial statements:

Year ended December 31, 2022, compared to the year ended December 31, 2021

Revenue

The Company was formed under the state laws of Delaware on October 31, 2017, to operate as the parent company of the Reset IV brand. In 2019, the Company acquired a majority interest in Reset IV, LLC (Nevada) and Reset IV, LLC (Florida). In 2020, the Company launched its brand of IV services in Los Angeles, California. In 2021, the Company began offering services in Orange County, California, Tampa, Florida, and Orlando, Florida. Beginning in 2022, Reset IV expanded into Dallas, Texas, and Washington, D.C.

Revenue for the year ended 2022 was $6,802,429 as compared to $4,152,310 during 2021. This represents a year-over-year increase of 63.82%. This growth can largely be contributed to an increase in the market share in our existing markets, an increase in our repeat clientele, as well as the expansion of the Company into new markets.

Cost of sales

The cost of sales in 2022 was $785,444 as compared to $563,731 in 2021. Our cost of goods sold includes treatment supplies, vitamins, medications, and direct nursing labor.

Gross margins

During 2022, our gross profit was $6,016,985, or 88.45% of net revenue as compared to $3,588,579 and 86.42% of net revenue during 2021.

Expenses

The Company's operating expenses consisted of general and administrative expenses in the amount of $2,762,557 in 2022 compared to $1,644,118 in 2021. During 2022 the major components of our general and administrative expenses were professional fees in the amount of $166,811, management fees in the amount of $937,421, medical expenses in the amount of $135,131, occupancy expenses in the amount of $190,639, and website development and the amount of $171,797.

By contrast, during 2021 the major components of our general and administrative expenses were professional fees in the amount of $61,024, management fees in the amount of $439,856, medical expenses in the amount of $90,279, occupancy expenses in the amount of $139,255, and website development and the amount of $84,143.

The Company also incurred sales and marketing expenses in the amount of $3,642,011 in 2022 compared to $1,791,885 in 2021. During 2022, our major marketing expenses included (1) search marketing, (2) influencer marketing, (3) social media marketing, (4) event marketing, (5) promotional marketing, and (6) email marketing.

• Historical results and cash flows:

Based on the historical operations in our existing markets, we believe that our major operating expenses in the future will include cost of goods sold and marketing expenses. In addition to these major operating expenses, we also project spending a significant amount of resources toward growth and development in new territories. We see the investment in new locations as an opportunity to add additional revenue streams while expanding our brand into new markets under an efficient and low-risk model.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $222,810.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: GM Financial
Amount Owed: $17,163
Interest Rate: 3.8%

Creditor: Sherman IV, PLLC (Nevada)
Amount Owed: $4,272
Interest Rate: 0%

Creditor: Reset Well, LLC
Amount Owed: $1,000
Interest Rate: 0%

Creditor: Direct Management Group, LLC (Related Party)
Amount Owed: $14,055
Interest Rate: 0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Daniel Rubenstein

Daniel Rubenstein's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, President, and Executive Director
Dates of Service: October 2017 - Present

Responsibilities: Growth strategy, management, financial oversight, legal oversight, technology oversight and guidance, and marketing oversight, and guidance. Daniel's compensation is a $9,000/month salary.

Other business experience in the past three years:

Employer: Prestige Sourcing Group, LLC

Title: Chief Operating Officer

Dates of Service: September 2014 - Present
Responsibilities: Project management, employee/contractor oversight, factory sourcing and oversight, and client management.

Other business experience in the past three years:

Employer: Community Kollel Of Las Vegas

Title: Jewish Outreach and Education

Dates of Service: May 2014 - Present

Responsibilities: Giving classes to Jewish adults on Jewish philosophy, laws, and history.

Name: Elisheva Rubenstein

Elisheva Rubenstein's current primary role is with Prestige Sourcing Group, LLC. Elisheva Rubenstein currently services 1 hour per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary

Dates of Service: January 2019 - Present

Responsibilities: Signing off meeting minutes and bylaws. Elisheva does not currently take a salary from the Company.

Other business experience in the past three years:

Employer: Prestige Sourcing Group, LLC

Title: Chief Executive Officer

Dates of Service: December 2014 - Present

Responsibilities: Strategy and oversight of business development.

Other business experience in the past three years:

Employer: Steinberg Diagnostics Medical Imaging

Title: Per-Diem Radiologic Technologist

Dates of Service: October 2017 - Present

Responsibilities: Taking X-rays of patients

Name: Lori Parks

Lori Parks's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Treasurer

Dates of Service: January 2019 - Present

Responsibilities: Financial oversight; Lori receives an hourly consulting fee from the Company.

Position: Controller

Dates of Service: May 2018 - Present

Responsibilities: Manage company financial records; Lori receives an hourly consulting fee from the Company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Direct Holding Group, LLC
Amount and nature of Beneficial ownership: 9,462,547 shares
Percent of class: 81.32%

RELATED PARTY TRANSACTIONS

Name of Entity: Direct Management Group, LLC

Relationship to Company: Owned and operated by Daniel Rubenstein, the Company's CEO.

Nature/amount of interest in the transaction: During the year ended December 31, 2022, and 2021, Reset IV, Inc. paid management fees in the amount of $931,421 and $439,856, respectively to Direct Management Group, LLC. Reset IV, Inc. owed $14,055 and $7,386 to Direct Management Group, LLC as of December 31, 2002, and 2021, respectively.

Material Terms: The management fees, equivalent to 13.69% of gross sales during 2022, cover the annual personnel costs including customer service representatives, sales and marketing team, clinical staff, procurement staff, accounting consultant, chief operating officer, chief executive officer, and the related employee benefits and employment taxes.

OUR SECURITIES

Common Stock

The amount of security authorized is 50,000,000 with a total of 11,635,710 outstanding.

Voting Rights

One vote per share on all matters that common shareholders are allowed to vote on.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our service, that people think it's a better option than competing services, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the medical industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward-Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company. You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to several risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain further traction in the current marketplace at a faster rate than our current services have, and gain traction in additional cities. It is possible that our new services will fail to gain market acceptance for any number of reasons. If the new services fail to achieve significant sales and acceptance in these marketplaces, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, more established companies that currently have services on the market and/or various respective service development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent services earlier than us, or superior services than those developed by us. There can be no assurance that competitors will render our technology or services obsolete or that the services offered by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. Our trademarks, copyrights, and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors can bypass our trademark and copyright protection without obtaining a sublicense, the Company's value will likely be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our product is dependent on outside government regulations such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of our services, and our current business model may be subject to change and if they do then the selling of our services may no longer be in the best interest of the Company. At such point, the Company may no longer want to offer this service, and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including medical services. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider could harm our reputation and materially negatively impact our financial condition and business. Regulatory Restrictions Each state has its laws addressing the Corporate Practice of Medicine that vary in its discussion and enforcement of these laws. In addition, each state varies in the authority given to Registered Nurses and Nurse Practitioners, as well as the requirements for the practice and reliance on telehealth. We will be required to structure our company in each state in a way that complies with the laws in each State. The different structures may affect our ability to operate in these states, as well as the level of profitability in these states. We are operating at the forefront of the merger between technology and the slowly evolving healthcare laws to support the advancement of technology and its role in healthcare. We may find ourselves in some states ahead of this evolution in local healthcare laws. This may affect the way we operate in some states

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 16, 2023.

Reset IV Inc.

By   /s/ *Daniel Rubenstein*

      Name: Reset IV, Inc.

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

RESET IV, INC.
Delaware

CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2022 AND 2021
(UNAUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

RESET IV, INC
CONSOLIDATED BALANCE SHEETS
UNAUDITED

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current assets				
Cash	$	222,810	$	686,403
Inventory		37,443		33,190
Prepaid expenses and other current assets		58,454		25,660
Total current assets		**318,707**		**745,253**
Property and equipment, net		28,399		37,583
Other assets				
Intangible assets, net	$	1,863	$	1,863
Investments		182,025		-
Notes receivable		342,807		206,435
Notes receivable, related party		6,584		-
Total other assets		**533,279**		**208,298**
Total assets	$	**880,385**	$	**991,134**
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current liabilities				
Accounts payable	$	102,886	$	94,174
Credit cards payable		97,740		44,601
Notes payable		22,435		22,209
Notes payable, related party		14,055		7,386
Other current liabilities		3,856		2,587
Total current liabilities		**240,972**		**170,957**
Stockholders' equity (deficit)				
Common stock; $.001 par value,				
50,000,000 shares authorized,				
11,635,710 and 11,405,413 shares				
issued and outstanding, respectively		11,635		11,405
Additional paid in capital in excess of par		1,438,906		1,199,628
Non-controlling interest		117,883		138,576
Accumulated earnings (deficit)		(929,011)		(529,432)
Total stockholders' equity (deficit)		**639,413**		**820,177**
Total liabilities and stockholders' equity (deficit)	$	**880,385**	$	**991,134**

RESET IV, INC
CONSOLIDATED STATEMENTS OF OPERATIONS
UNAUDITED

For the Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Revenues, net	$	6,802,429	$	4,152,310
Cost of goods sold		785,444		563,731
Gross profit		6,016,985		3,588,579
Operating expenses				
General and administrative expense		2,762,557		1,644,118
Sales and marketing		3,642,011		1,791,885
Total operating expenses		6,404,568		3,436,003
Earnings (loss) from operations		(387,583)		152,576
Interest income		50		26
Interest expense		1,661		3,975
Net income (loss)		**(389,194)**		**148,627**
Net income (loss) attributable to noncontrolling interest		10,385		65,557
Net income (loss) attributable to shareholders of Reset IV, Inc.	$	**(399,579)**	$	**83,070**

Reset IV, Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

RESET IV, INC
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
UNAUDITED

(USD $ in Dollars)	Shares	Common Stock	Additional Paid-in Capital	Members' Equity	Non-controlling Interest	Accumulated Earnings (Deficit)	Total Stockholders' Equity (Deficit)
Balance, December 31, 2020	**11,207,713**	**1,641**	**1,052,871**	**-**	**63,436**	**(612,502)**	**505,445**
Acquisition of Non-controlling interest - Reset IV, LLC (NV)	-	-	-	-	9,583	-	9,583
Issuance of common stock for marketing services	166,668	168	173,168	-	-	-	173,336
Issuance of common stock, net of offering costs	31,032	9,596	(26,411)	-	-	-	(16,815)
Net income	-	-	-	-	65,557	83,070	148,627
Balance, December 31, 2021	**11,405,413**	**11,405**	**1,199,628**	**-**	**138,576**	**(529,432)**	**820,176**
Acquisition of Non-controlling interest - Reset IV, LLC (CA)	-	-	-	-	(30,000)	-	(30,000)
Acquisition of Non-controlling interest - Reset IV, LLC (NV)	-	-	-	-	(1,078)	-	(1,078)
Issuance of common stock, net of offering costs	230,297	230	239,278	-	-	-	239,508
Net income	-	-	-	-	10,385	(399,579)	(389,194)
Balance, December 31, 2022	**11,635,710** $	**11,635** $	**1,438,906** $	**-** $	**117,883** $	**(929,011)** $	**639,412**

RESET IV, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED

For the Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Cash flows from operating activities:				
Net income (loss)	$	(389,194)	$	83,070
Adjustments to reconcile net income				
to net cash used by operating activities:				
Depreciation		14,780		13,898
Bad debt expense on notes receivable		-		65,558
Shares issued for services		-		173,336
Changes in operating assets and liabilities:				
Inventory		(4,253)		(24,999)
Prepaid expenses and other current assets		(32,794)		1,109
Notes receivable		(142,956)		3,286
Accounts payable		8,712		58,170
Credit cards payable		53,139		11,304
Other current liabilities		1,269		(20,680)
Net cash provided (used) by operating activities		**(491,297)**		**364,052**
Cash flows from investing activities:				
Purchases of property and equipment		(5,596)		-
Acquisition of entities under common control, net of cash acquired		(31,078)		9,583
Net cash provided (used) by investing activities		**(36,674)**		**9,583**
Cash flows from financing activities:				
Borrowing (repayment) on notes payable		6,895		(130,164)
Member contribution		(182,025)		-
Proceeds from sale of common stock		239,508		(16,815)
Net cash provided (used) by financing activities		**64,378**		**(146,979)**
Net change in cash		(463,593)		226,656
Cash, beginning of period		686,403		459,747
Cash, end of period	$	**222,810**	$	**686,403**
Supplemental disclosure of cash flow information:				
Interest paid	$	1,661	$	3,975
Taxes paid	$	-	$	-

1.   SUMMARY

Reset IV, L.L.C., was formed on October 31, 2017, in the State of Delaware. On December 16, 2019, Reset IV, LLC converted to Reset IV, Inc., a Delaware C Corporation. Reset IV, Inc. operates as the parent company to the Reset IV brand. The financial statements of Reset IV, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Las Vegas, Nevada.

The Company owns and runs a platform and service that allows customers to order on-demand intravenous ("IV") fluid, nutrition, and medication treatments delivered to them by medical professionals wherever they are, home, office, hotel, etc. The Company offers IV packages to treat a variety of medical conditions including migraines, stomach flu, food poisoning, and others, as well as IV vitamin and mineral "cocktails" for beauty and wellness.

Reset IV, Inc. owns the Reset IV trademarked brand, as well as the website and other brand assets. The parent company also manages the operations of the Reset IV subsidiaries including California, Florida, Maryland, Nevada, Texas, Virginia, and Washington, D.C. In exchange for the rights to use the Reset IV brand assets, and as payment for managing its operations, each Reset IV state subsidiary pays a monthly management fee to Reset IV, Inc.

The ownership structure of the Reset IV subsidiaries is as follows:

California: 99.5% owned by Reset IV, Inc.
Florida: 99.0% owned by Reset IV, Inc.
Maryland: 100.0% owned by Reset IV, Inc.
Nevada: 93.0% owned by Reset IV, Inc.
Texas: 100.0% owned by Reset IV, Inc.
Virginia: 100.0% owned by Reset IV, Inc.
Washington, D.C.: 100.0% owned by Reset IV, Inc.

Going Concern and Management's Plans

The Company has recently commenced operations in multiple states and lacks significant working capital for growth. We will incur significant additional costs before significant stability revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Basis of Consolidation

The Company's consolidated financial statements include the accounts of Reset IV, Inc., and owned subsidiaries over which Reset IV, Inc. exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and December 31, 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation is eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years

Intangible Assets

The company intangibles include trademark filing and related attorney fees. Trademark costs are indefinite-lived.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, a full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Business Combination

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company. Business combinations are accounted for using the acquisition method of accounting. The consideration of each acquisition is measured at the aggregate of the fair values of tangible and intangible assets obtained, liabilities and contingent liabilities incurred or assumed, and equity instruments issued by the Company at the date of acquisition. Key assumptions routinely utilized in the allocation of the purchase price to intangible assets include projected financial information such as revenue projections for companies acquired. As of the acquisition date, goodwill is measured as the excess of consideration given, generally measured at fair value, and the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed.

The Company accounts for acquisitions and transfers of assets and liabilities between entities under common control at a historical cost.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

The Company converted from an LLC structure to a C Corporation structure on December 16, 2019. The Company has filed tax returns from inception in 2017 through 2022 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company will recognize revenues primarily from the sale of our services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due is reasonably assured.

Operating Leases

Operating leases relate to office space and storage facilities. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 4, 2023, which is the date the financial statements were issued.

3.   INVENTORY

As of December 31, 2022 and 2021, inventory was comprised of the following items:

As of Year Ended December 31,		2022		2021
Medical treatment supplies	$	37,443	$	33,190
Total	**$**	**37,443**	**$**	**33,190**

4.   PROPERTY AND EQUIPMENT

As of December 31, 2022 and 2021, property and equipment consist of:

As of Year Ended December 31,		2022		2021
Property and equipment, at cost	$	66,018	$	63,196
Accumulated deprecation		(37,619)		(25,613)
Property and equipment, net	$	**28,399**	$	**37,583**

Depreciation expense for the fiscal year ended December 31, 2022 and 2021 totaled $14,780 and $13,898.

5.   INTANGIBLE ASSETS

As of December 31, 2022 and 2021, intangible assets consist of:

As of Year Ended December 31,		2022		2021
Intangible assets				
Trademark, indefinite life	$	1,863	$	1,863
Accumulated amortization		-		-
Intangible assets, net	$	**1,863**	$	**1,863**

Amortization expense for trademarks for the fiscal years ended December 31, 2022 and 2021 totaled $ 0 and $ 0, respectively.

6.   NOTES RECEIVABLE

During the year ended December 31, 2022 and 2021, the Company paid advances to the California medical company, Sherman IV Services, Inc., for inventory purchases and general and administrative expenses. The advances are non-interest bearing, unsecured, and due on demand. As of December 31, 2022 and 2021, the outstanding balance of the note was $100,000 and $100,000, respectly.

During the year ended December 31, 2022 and 2021, the Company paid advances to the Nevada medical company, Sherman IV, PLLC, for inventory purchases and general and administrative expenses. The advances are non-interest bearing, unsecured, and due on demand. As of December 31, 2022 and 2021, the outstanding balance of the note was $100,000 and $100,000, respectly.

During the year ended December 31, 2022 and 2021, the Company paid advances to the Texas medical company, Sherman IV, PLLC, for inventory purchases and general and administrative expenses. The advances are non-interest bearing, unsecured, and due on demand. As of December 31, 2022 and 2021, the outstanding balance of the note was $90,733 and $6,435, respectly.

During the year ended December 31, 2022, the Company paid advances to the Washington, D.C. medical company, Sherman IV, PLLC, for inventory purchases and general and administrative expenses. The advances are non-interest bearing, unsecured, and due on demand. As of December 31, 2022 the outstanding balance of the note was $52,074.

Notes Receivable – Related Party

During the year ended December 31, 2022, the Company paid advances to its officer and director, Daniel Rubenstein. The advances are non-interest bearing, unsecured, and due on demand. As of December 31, 2022, the outstanding balance of the note was $6,584. The entire note has been classified as current.

7.   DEBT OBLIGATIONS

During the year ended December 31, 2022 and 2021, the Company received advances from the Nevada medical company, Sherman IV, PLLC, for general and administrative purposes. The advances are non-interest bearing, unsecured, and due on demand. As of December 31, 2022 and 2021, the outstanding balance of the note was $5,272 and $40, respectivley. The entire note has been classified as current.

During the year ended December 31, 2022 and 2021, the Company leased a corporate vehicle from a Nevada dealership. As of December 31, 2022 and 2021, the outstanding balance of the note and accrued interest was $17,163 and $22,169, respectively.

Note Payable – Related Party

During the year ended December 31, 2022 and 2021, the Company owed money to Direct Management Group, LLC, a company also run by its officer and director, Daniel Rubenstein, for corporate personnel overhead expenses. The amount due is non-interest bearing, unsecured, and due on demand. As of December 31, 2022 and 2021, the outstanding balance of the note was $14,055 and $7,386, respectively. The entire note has been classified as current.

8.   STOCKHOLDERS' EQUITY

The company is authorized to issue 50,000,000 shares of common stock at $0.001 par value. As of December 31, 2022 and 2021, the company had 11,635,710 and 11,405,413 shares of common stock issued and outstanding, respectively.

9.   RELATED PARTY TRANSACTIONS

Notes Receivable

During the year ended December 31, 2022, the Company paid advances to its officer and director, Daniel Rubenstein. The advances are non-interest bearing, unsecured, and due on demand. As of December 31, 2022, the outstanding balance of the note was $6,584. The entire note has been classified as current.

Note Payable

During the year ended December 31, 2022 and 2021, the Company owed money to Direct Management Group, LLC, a company also run by its officer and director, Daniel Rubenstein, for corporate personnel overhead expenses. The amount due is non-interest bearing, unsecured, and due on demand. As of December 31, 2022 and 2021, the outstanding balance of the note was $14,055 and $7,386, respectively. The entire note has been classified as current.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases various properties for office space and storage facilities. The Corporate headquarters in Las Vegas, Nevada and the storage facilities in California, Florida, Texas, and Maryland are all leased on annual basis or less Total rent expense and storage fees were $133,233 and $81,925 for the years ended December 31, 2022 and 2021, respectively.

Future minimum lease payments are expected to be as follows:

As of Year Ended December 31,		Amount
2023	$	163,029
Total	**$**	**163,029**

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 4, 2023, the date the financial statements were available to be issued.

On April 11, 2023, the Company received advances in the amount of $175,000 from a shareholder, for general and administrative purposes. The advances are borrowed at an interest rate of 7%, unsecured, and due on demand.

On May 17, 2023, the Company received advances in the amount of $25,000 from its officer and director, Daniel Rubenstein, for general and administrative purposes. The advances are borrowed at an interest rate of 7%, unsecured, and due on demand.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Daniel Rubenstein, Principal Executive Officer of Reset IV Inc., hereby certify that the financial statements of Reset IV Inc. included in this Report are true and complete in all material respects.

Daniel Rubenstein

CEO